

14046260

SECURI.......................... ;ION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED FEB 2 6 2014

SEC FILE NUMBER	
8 -	29671

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___1/1/2013___ AND ENDING ___12/31/2013___
                                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Money Concepts Capital Corp.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11440 North Jog Road
(No. and Street)

Palm Beach Gardens	**FL**	**33418**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Barry R. Rittman - Vice President & CFO   **561-472-2048**
                                                                       (Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lerner & Sipkin, CPAs LLP
(Name -- if individual, state last, first, middle name)

132 Nassau Street, Suite 1023	**New York**	**NY**	**10038**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).



OATH OR AFFIRMATION

I, *DENIS WALSH*, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of
  MONEY CONCEPTS CAPITAL CORP. as of Dec 31, 2013, are true and correct.
I further swear (or affirm) that neither the company nor any partner, proprietor, member, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N O N E

_____

_____

X _____
                              Signature

_____
                              Title

X _____
          Notary Public

IRENE JUDITH YANNETT
Notary Public - State of Florida
My Comm. Expires Mar 12, 2017
Commission # EE 852769
Bonded Through National Notary Assn.

This report** contains (check all applicable boxes):
(x) (a) Facing page.
(x) (b) Statement of Financial Condition.
(x) (c) Statement of Operations.
(x) (d) Statement of Cash Flows.
(x) (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
(x) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(x) (g) Computation of Net Capital.
( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
( ) (i) Information Relating to the Possession or Control requirements under rule 15c3-3.
( ) (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the reserve requirements Under Exhibit A of Rule 15c3-3.
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(x) (l) An Oath or Affirmation.
(x) (m) A copy of the SIPC Supplemental Report.
( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(x) (o) Independent Auditors' Report.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

MONEY CONCEPTS CAPITAL CORP.
(A Wholly Owned Subsidiary of Money Concepts International, Inc.)
STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31, 2013

Money Concepts Capital Corp.
(A Wholly Owned Subsidiary of Money Concepts International, Inc.)
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2013 AND 2012

ASSETS

	2013	2012
Cash	$4,260,232	$3,313,506
Commissions receivable	1,539,033	1,320,783
Due from clearing broker (including a deposit of $25,000)	1,036,847	689,809
Prepaid expenses	117,345	49,685
Note receivable	54,997	82,497
Deferred tax asset, net	305,928	284,220
Total assets	$7,314,382	$5,740,500

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:

	2013	2012
Commissions payable	$1,478,716	$1,569,017
Accounts payable and accrued expenses	876,309	1,281,181
Income tax payable to parent	1,139,108	521,537
Total liabilities	3,494,133	3,371,735

Commitments and Contingencies

Stockholder's equity

	2013	2012
Common stock, no par value, stated value of $100 per share; 100 shares authorized, issued and outstanding	10,000	10,000
Additional paid-in capital	40,000	40,000
Retained earnings	3,770,249	2,318,765
Total stockholder's equity	3,820,249	2,368,765
Total liabilities and stockholder's equity	$7,314,382	$5,740,500

The accompanying notes are an integral part of this statement.

Money Concepts Capital Corp.
(A Wholly Owned Subsidiary of Money Concepts International, Inc.)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2013 AND 2012

1. **Nature of operations**

    Money Concepts Capital Corp. (The "Company") is a broker-dealer and registered investment advisor registered with the Securities and Exchange Commission (the "SEC") and is a member firm of the Financial Industry Regulatory Authority. The Company is a wholly owned subsidiary of Money Concepts International, Inc. (the "Parent").

    The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii). Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clears all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer.

2. **Summary of Significant Accounting Policies**

    Basis of presentation
    These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the amounts of revenue and expenses.

    Revenue and expense recognition
    Commission income and expense from customer transactions are recorded on a trade-date basis. Fee income from investment advisory services is recorded as earned.

    Cash
    All cash deposits are held at one financial institution and therefore are subject to the credit risk at that institution. At times the cash deposits may exceed federally insured limits. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

    Income taxes
    The Company files consolidated federal and state income tax returns with the Parent. The Company calculates income tax expense or benefit, and settles the current amount payable to or receivable from the parent as if it files a separate tax return.

    The Company utilizes the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory tax rates applicable to future years for differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in the period that includes enactment date.

Money Concepts Capital Corp.
(A Wholly Owned Subsidiary of Money Concepts International, Inc.)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2013 AND 2012

3. Transactions with related parties

The Company paid $363,485 and $364,434 each of the years ended December 31, 2013 and 2012, respectively, to the parent for use of office space, and furniture and equipment. The lease is month to month and may be canceled at any time.

The Company has a management agreement with the Parent for 2013 and 2012, that requires the Company to pay the Parent $106,250 per month, for the use of the Parent's network of independent financial planning centers, marketing, recruiting and training.

4. Defined Contribution Plan

The Company makes contributions to a defined contribution plan, which covers qualified employees. Contributions by the Company are made solely at the discretion of the board of directors of the Company. During the years ended December 31, 2013 and 2012, the Company contributed approximately $164,000 and $148,000, respectively, to the plan.

5. Income taxes

The income tax expense for the years ending December 31, 2013 and 2012 are summarized as follows:

	Current	Deferred	Total
Years ended December 31, 2013:			
Federal	$ 972,616	$ (18,535)	$ 954,081
State	166,492	(3,173)	163,319
	$1,139,108	$ (21,708)	$1,117,400
Years ended December 31, 2012:			
Federal	$ 445,308	$ (97,854)	$ 347,454
State	76,228	(16,751)	59,477
	$ 521,536	$ (114,605)	$ 406,931

Income tax differs from the amount computed by applying the statutory federal income tax rate of 34% to income tax before taxes as follows:

	2013	2012
Tax expense (benefit) at statutory federal income tax rate	$1,009,421	$367,676
State income taxes, net of federal benefit	107,979	39,255
	$1,117,400	$406,931

As of December 31, 2013 and 2012, the deferred tax asset resulted primarily from timing differences between book and tax. The tax effects of these differences at December 31, 2013 and 2012 were as follows:

	2013	2012
Deferred revenue	$ 260,770	$260,135
Accrued expenses	45,158	24,085
	305,928	284,220
Less valuation allowances	-	-
Net deferred tax asset	$ 305,928	$284,220

In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences.

At December 31, 2013 and 2012, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Parent remains subject to U.S. federal and state income tax audits for all periods subsequent to 2010.

6. **Commitments and contingencies**

The Company, in the normal course of business, is party to various legal actions. Management believes that the potential exposure, if any, from these matters would not have a material adverse effect on the Company's financial position, results of operations, or liquidity.

7. **Credit risk**

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company's transactions are collateralized and are executed with and on behalf of customers, banks, brokers and dealers and other financial institutions. The Company introduces these transactions for clearance to another broker/dealer on a fully disclosed basis.

8. **Concentration**

A portion of the Company's assets are held at the clearing broker. The Company is subject to credit risk should the clearing broker be unable to fulfill its obligations. The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker's internal guidelines. The Company monitors its customers' activity by reviewing information it receives from its clearing broker on a daily basis, and requiring customers to deposit additional collateral, or reduce positions when necessary.

9. **Regulatory requirements**

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2013 and 2012, the Company had net capital of $3,337,329 and $1,952,363, respectively, which was $3,104,387 and $1,727,581, respectively in excess of its required net capital of $232,942 and $224,782, respectively. The Company's net capital ratio was 1.05:1 and 1.73:1, respectively.



LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038   Tel 212.571.0064 / Fax 212.571.0074
E-mail: LS@lernersipkin.com

INDEPENDENT AUDITORS' REPORT

To the Stockholders of
Money Concepts Capital Corp
11440 North Jog Road
Palm Beach Gardens, FL 33418.

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Money Concepts Capital Corp, (the Company) (a wholly owned subsidiary of Money Concepts International, Inc.) as of December 31, 2013.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Money Concepts Capital Corp., as of December 31, 2013 in accordance with accounting principles generally accepted in the United States of America.

Lerner & Sipkin, CPAs, LLP
Certified Public Accountants (NY)

New York, NY
January 31, 2014